UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.
(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
(604) 684-9648
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐                Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K and the exhibits hereto shall be incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-230782) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.

April 16, 2020	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

EXHIBIT INDEX

99.1	ATM Equity Offering Sales Agreement, dated as of April 16, 2020, among Wheaton Precious Metals Corp. and the several Agents named therein
99.2	Consent of Cassels Brock & Blackwell LLP
99.3	Consent of Blake, Cassels & Graydon LLP
99.4	Press Release, dated April 16, 2020